UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Savings Plan for Subsidiaries of SunCoke Energy, Inc.

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SunCoke Energy, Inc.
1011 Warrenville Road
Suite 600
Lisle, Illinois 60532

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of SunCoke Energy, Inc. and Plan Participants:
Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. ("the Plan") as of December 31, 2017 and 2016, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for plan benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Caron & Bletzer, PLLC

We have served as the Plan’s auditor since 2012
Kingston, NH
May 31, 2018

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
	2017	2016
Investments, at fair value:
Mutual funds	$11,738,029	$15,027,576
Common collective trust	2,121,025	2,150,418
SunCoke Energy, Inc. common stock	78,409	73,872
Total investments	13,937,463	17,251,866
Receivables:
Notes receivable from participants	1,377,469	1,547,349
Participant contributions receivable	14,245	25,246
Employer contributions receivable	234,059	262,762
Total receivables	1,625,773	1,835,357
Net assets available for plan benefits	$15,563,236	$19,087,223
The accompanying notes are an integral
part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

Year Ended December 31, 2017
Additions:
Participant contributions	$1,394,712
Rollover contributions	14,337
Employer contributions	1,734,007
Net appreciation in fair value of investments	3,295,158
Dividend and interest income	547,686
Total additions	6,985,900
Deductions:
Distributions paid to participants	1,402,907
Administrative fees	40,173
Total deductions	1,443,080
Net increase	5,542,820
Transfers from Jacob Materials Handling, LLC 401(k) Plan (See Note G)	2,682,854
Transfers from Kanawha River Terminals, LLC 401(k) Plan (See Note G)	10,101,847
Transfers to SunCoke 401(k) Plan (See Note G)	(21,851,508)
Net assets available for plan benefits, beginning of year	19,087,223
Net assets available for plan benefits, end of year	$15,563,236
The accompanying notes are an integral
part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
NOTES TO FINANCIAL STATEMENTS
A. PLAN DESCRIPTION:
The following description of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.
General
The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. and its participating subsidiaries (collectively the “Company”) covering collectively bargained employees of Haverhill North Coke Company (“Haverhill”) and Gateway Energy and Coke Company, LLC (“Granite City”) and all employees of Kanawha River Terminals, LLC ("KRT") and Jacob Materials Handling, LLC ("Jacob"). Effective January 1, 2017, employees of KRT and Jacob were eligible to participate in the Plan. Effective October 31, 2017, employees of Granite City, KRT, and Jacob ceased participation in the Plan. Participants are immediately eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments.
Participant Contributions
Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 50% of their eligible compensation except KRT and Jacob participants who may contribute 1% to 80% of their eligible compensation, as defined by the Plan, on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements. The Plan provides for auto enrollment at 5% of eligible compensation.
Employer Contributions
 Haverhill
The Company has the discretion to make profit sharing contributions to eligible Haverhill employees. Such profit sharing contributions will be equal to 8.5% of a participant’s eligible compensation. Profit sharing contributions will be made quarterly based on the eligible compensation earned by those participants who worked more than 250 hours in a calendar quarter. At the end of the Plan year, if there is a participant with over 1,000 hours of service during the year who worked during any quarter but was not credited with 250 hours in that quarter, the participant will receive an 8.5% profit sharing contribution on the eligible compensation earned in that quarter. The Company made an $860,218 profit sharing contribution to Haverhill participants for the 2017 Plan year.
Granite City
Effective January 1, 2012, eligible Granite City employees receive matching contributions equal to 100% of up to 5% of a participant’s eligible compensation for a maximum match of 5% of eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Granite City participants for the 2017 Plan year.
Kanawha River Terminal
Effective January 1, 2017, eligible KRT employees receive matching contributions equal to 50% up to 5% of a participant's eligible compensation for a maximum match of 2.5% of eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. Participants hired after January 1, 2017 must complete six months of consecutive service to be eligible for employer contributions. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to KRT participants for the 2017 Plan year.
Jacob Materials Handling
On January 1, 2017, eligible Jacob employees receive matching contributions equal to 50% up to 5% of a participant's eligible compensation for a maximum match of 2.5% of eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. Participants hired after January 1, 2017 must complete six months of consecutive service to be eligible for employer contributions. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Jacob participants for the 2017 Plan year.
Participant Accounts
Participant accounts are credited with the participant’s contributions, the Company’s contributions, and a proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily.
Vesting
Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the plan.
Haverhill participants become fully vested in profit sharing contributions and earnings thereon after the completion of three years of service. Granite City, KRT, and Jacob participants become vested in Company matching and profit sharing contributions and earnings thereon after the completion of three years of service. Any portion of matching contributions in prior plan accounts for KRT participants are subject to a vesting schedule of 20% per year of completed service.
Forfeitures
When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2017, $5,020 of forfeitures were applied to reduce employer contributions. Total unapplied forfeitures were $3,197 and $126 at December 31, 2017 and 2016, respectively.
Unallocated Account
The termination of the Retirement Plan for Employees of Dominion Coal Corporation was completed in 2015. As a result of the termination, $711,065 remaining in the Retirement Plan for Employees of Dominion Coal Corporation after distributing benefits to participants was remitted in 2016 to an unallocated account in the Plan. These funds are used to reduce future employer contributions. $726,218 of these funds and earnings thereon were used to reduce employer contributions during 2016. None of these funds and earnings thereon were used to reduce employer contributions during 2017. Total balance in the unallocated account was $1,366 and $1,258 at December 31, 2017 and 2016, respectively.
Distribution of Benefits
Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000 but not in excess of $5,000 who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution or installment payments. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.
A participant may also request an in-service withdrawal upon attainment of age 59 1/2 (except for Haverhill participants) or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.
Notes Receivable from Participants (Plan Loans)
Participants may take loans from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Participants may have up to three outstanding loans at any one time.
 Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
Basis of Accounting
The financial statements are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.
 Plan Expenses
Certain participant initiated fees are paid by plan participants. During 2017, there were no forfeitures used to pay plan expenses. All other expenses incurred in the administration of the Plan are paid by the Company.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.
Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.
C. FAIR VALUE MEASUREMENTS:
Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.
Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.
Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Common collective trust – Valued at the net asset value of units of a collective trust. The net asset value, as provided by the fund manager, is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.
Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	December 31, 2017
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$11,738,029	$11,738,029	$—	$—
Company stock	78,409	78,409	—	—
Total assets in the fair value hierarchy	11,816,438	11,816,438	—	—
Investments measured at net asset value(1):
Common collective trust	2,121,025	—	—	—
Investments at fair value	$13,937,463	$11,816,438	$—	$—

	December 31, 2016
Description	Total	Level 1	Level 2	Level 3
Mutual funds	$15,027,576	$15,027,576	$—	$—
Company stock	73,872	73,872	—	—
Total assets in the fair value hierarchy	15,101,448	15,101,448	—	—
Investments measured at net asset value(1):
Common collective trust	2,150,418	—	—	—
Investments at fair value	$17,251,866	$15,101,448	$—	$—
(1) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.
The common collective trusts held by the Plan are stable value investments. The Reliance Trust Company Stable Value Fund held at December 31, 2017 requires a sixty day notice for a complete liquidation; however the trustee, at their discretion, may waive the sixty day waiting period. The BNP Paribas Pooled Trust Fund held at December 31, 2016 requires a twelve months' notice for a complete liquidation; however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.
D. TAX STATUS:
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 2, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

E. PARTIES-IN-INTEREST:
Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. One of the Plan's investment options is the plan sponsor's company stock. Balances of the plan sponsor's company stock in the Plan were $78,409 and $73,872 at December 31, 2017 and 2016, respectively.
Transfers that occur between the Plan and the SunCoke 401(k) Plan are the result of changes in participant eligibility between the plans. Transfers to the SunCoke 401(k) Plan were $21,851,508 for the year ended December 31, 2017. See Note G for discussion of plan transfer.
F. PLAN TERMINATION:
Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.
G. PLAN MERGERS AND TRANSFER:
Effective January 1, 2017, KRT and Jacob became participating employers in the Plan. On March 15, 2017, KRT and Jacob approved resolutions to merge the Kanawha River Terminal, LLC 401(k) Plan and Jacob Materials Handling, LLC 401(k) Plan, respectively, into the Plan. On March 31, 2017, $2,682,854 of net assets were transferred from the Jacob Materials Handling, LLC 401(k) Plan to the Plan. On April 1, 2017, $10,101,847 of net assets were transferred from the Kanawha River Terminal, LLC 401(k) Plan to the Plan. Changes in net assets are included in the Statement of Changes in Net Assets for the year ending December 31, 2017.
Effective October 31, 2017, the Employee Benefit and Investment Committee approved the cessation of participation in the Plan by Kanawha River Terminals, LLC, Jacob Materials Handling, LLC and Gateway Energy and Coke Company, LLC and the transfer of account balances of current and former employees of such companies from the Plan to the SunCoke 401(k) Plan. Transferred accounts shall be subject to the terms and conditions of the SunCoke 401(k) Plan on and after the date of transfer. On October 31, 2017, $21,851,508 of net assets were transferred from the Plan to the SunCoke 401(k) Plan.
H. SUBSEQUENT EVENTS:
The Company has evaluated subsequent events through the date these financial statements were issued.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.
EIN: 90-0640593
Plan Number: 002
SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2017

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Delaware Small Cap Value Fund; Institutional Class	Mutual Fund	**	$16,613
	Dodge & Cox Income Fund	Mutual Fund	**	7,783
	Dodge & Cox International Stock Fund	Mutual Fund	**	229,598
	Dodge & Cox Stock Fund	Mutual Fund	**	1,025,430
	Federated Inst'l High Yield Bond Fund; Inst'l Class	Mutual Fund	**	34,608
	Invesco International Growth Fund; Class Institutional	Mutual Fund	**	7,851
	Oppenheimer Developing Markets Fund Y Shares	Mutual Fund	**	30,739
	Pimco Real Return Fund; Institutional Class	Mutual Fund	**	29,626
	T. Rowe Price Small-Cap Stock Fund, Inc.; Shares	Mutual Fund	**	468,605
	Templeton Global Bond Fun; Advisor Class	Mutual Fund	**	22,813
	TRP Growth Stock Fund	Mutual Fund	**	285,697
*	Vanguard Institutional Index Fund	Mutual Fund	**	1,230,504
*	Vanguard Mid-Cap Index Fund Admiral Shares	Mutual Fund	**	215,819
*	Vanguard Selected Value Fund	Mutual Fund	**	10,308
*	Vanguard Small-Cap Index Fund Admiral Shares	Mutual Fund	**	166,494
*	Vanguard Institutional Target Retirement 2020 Fund	Mutual Fund	**	551,681
*	Vanguard Institutional Target Retirement 2030 Fund	Mutual Fund	**	1,337,035
*	Vanguard Institutional Target Retirement 2040 Fund	Mutual Fund	**	2,470,457
*	Vanguard Institutional Target Retirement 2050 Fund	Mutual Fund	**	2,001,691
*	Vanguard Institutional Target Retirement 2060 Fund	Mutual Fund	**	138,134
*	Vanguard Institutional Target Retirement Income	Mutual Fund	**	119,507
*	Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Fund	**	626,517
*	Vanguard Total International Stock Index Fund Admiral Shr	Mutual Fund	**	330,610
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	**	357,804
	Wells Fargo Advantage Discovery Fund; Class A	Mutual Fund	**	22,105
	Total mutual funds			11,738,029
	Reliance Trust Company Stable Value Fund	Common collective trust	**	2,121,025
*	SunCoke Energy, Inc. common stock	Common stock	**	78,409
	Total investments on the Statement of Net Assets Available for Plan Benefits			13,937,463
*	Participant loans	(5.25 - 6.25)%	—	1,377,469
	Total investments on the Form 5500			$15,314,932

*	Represents a party-in-interest to the Plan.

**	Cost omitted for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Subsidiaries of SunCoke Energy, Inc.
(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Senior Vice President, Human Resources and
Chair of the Employee Benefits and
Investment Committee
DATED: May 31, 2018

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm